SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





               As of and for the three month and six month periods
                          ended June 30, 2002 and 2001

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                         Form 40-F
         ---------------------------                 ------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------          ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10 3/4% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11 1/4% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the "10 7/8% Notes" are to the 10 7/8% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10 7/8% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes (together, the "Existing Notes ") are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act "). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the "Form 6-K"), references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "U.S.$", "USD" or "$" are to the lawful currency of the United States of America, references to "(euro)" and "Euro" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three and six months ended June 30, 2002 included in this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 14 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN4.0418, the Fixing Rate announced by the Polish National Bank on June 28, 2002.





----------------------------

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

TABLE OF CONTENTS



Part I. Financial Information                                                  4
--------------------------------------------------------------------------------


Item 1. Financial Statements                                                   4
----------------------------
Item 2. Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                      4
-------------------------------------------------------------------
Item 3. Quantitative And Qualitative Disclosures About Market Risks           23
-------------------------------------------------------------------


Part II. Other Information                                                    30
--------------------------------------------------------------------------------


Item 1. Legal proceedings                                                     30
-------------------------
Item 2. Material contracts                                                    30
--------------------------
Item 3. Business environment                                                  30
----------------------------


SIGNATURES                                                                    32
--------------------------------------------------------------------------------

Part I. Financial Information



Item 1. Financial Statements

See "Financial Statements" attached to this form 6-K.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability;
(vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry;
(xi) concentration of credit risk; (xii) availability of long-term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.



Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 14 to the Financial Statements for the three month and six month periods ended June 30, 2002 and 2001. The financial data presented in accordance with International Accounting Standards included and discussed below for the three month and six month periods ended June 30, 2002 and 2001 and as of June 30, 2002 and December 31, 2001 have been derived from our unaudited Financial Statements.

 Statement of Operations Data


                                            Three months          Six months ended  Three months ended  Six months ended
                                           ended June 30,           June 30, 2002        June 30,         June 30, 2001
                                                2002                                       2001
                                   ---------------------------------------------------------------------------------------
                                        $(1)            PLN              PLN                PLN                PLN
                                   ---------------------------------------------------------------------------------------
                                          (in thousands, except subscriber and churn rate data)
                                   ---------------------------------------------------------------------------------------
International Accounting             (unaudited)    (unaudited)      (unaudited)        (unaudited)        (unaudited)
Standards
Net sales:
Service revenues and fees                  286,255      1,156,985         2,230,180           1,007,166         1,935,587
Sales of telephones and                      9,422         38,082            91,067              52,908           105,641
accessories
Total net sales                            295,677      1,195,067         2,321,247           1,060,074         2,041,228
===============                            =======      =========         =========           =========         =========
Cost of sales:
Cost of services sold                    (121,927)      (492,806)         (939,251)           (391,548)         (769,321)
Cost of sales of telephones and           (56,451)      (228,164)         (469,200)           (228,033)         (469,651)
accessories
Total cost of sales                      (178,378)      (720,970)       (1,408,451)           (619,581)       (1,238,972)
===================                      =========      =========       ===========           =========       ===========
Gross margin                               117,299        474,097           912,796             440,493           802,256
============                               =======        =======           =======             =======           =======
Operating expenses:
Selling and distribution costs            (36,211)      (146,357)         (282,864)           (150,393)         (309,290)
Administration and other                  (15,407)       (62,271)         (115,756)            (39,270)          (87,171)
operating costs
Total operating expenses                  (51,618)      (208,628)         (398,620)           (189,663)         (396,461)
========================                  ========      =========         =========           =========         =========
Operating profit                            65,681        265,469           514,176             250,830           405,795
Interest and other financial              (57,633)      (232,940)         (414,791)              13,898               162
gains/(losses), net
Profit before taxation                       8,048         32,529            99,385             264,728           405,957
======================                       =====         ======            ======             =======           =======
Taxation charge                            (4,776)       (19,303)          (33,929)            (49,356)          (53,867)
Net profit                                   3,272         13,226            65,456             215,372           352,090
===========                                  =====         ======            ======             =======           =======

U.S. GAAP
Revenues                                   295,717      1,195,228         2,321,630           1,060,246         2,041,632
Cost of sales                            (177,996)      (719,424)       (1,404,140)           (617,374)       (1,224,388)
Operating expenses                        (51,618)      (208,628)         (398,620)           (189,663)         (396,461)
Interest and other financial              (74,392)      (300,676)         (546,307)              83,780           148,466
gains/(losses), net
Taxation charge                              (702)        (2,841)          (10,022)            (68,320)          (72,256)
Net income/(loss) before                   (8,991)       (36,341)          (37,459)             268,669           496,993
cumulative effect on accounting
changes and extraordinary item
Cumulative effect on the adoption                -              -                 -                   -           (4,926)
of SFAS 133, net of tax
Extraordinary loss from 1997 Bank                -              -                 -                   -           (7,288)
Credit Facility financing costs
write-off, net of tax
Net income/(loss) after                    (8,991)       (36,341)          (37,459)             268,669           484,779
cumulative effect on accounting
changes and extraordinary item
Other Financial and Operating
Data
Adjusted EBITDA (IAS) (2)                  126,148        509,866           986,702             427,477           751,932
Adjusted EBITDA (U.S. GAAP) (2)            126,162        509,921           986,766             427,539           752,166
Net cash from operating activities          81,264        328,451           744,700             119,739           478,164
Net cash used in investing                (17,419)       (70,404)         (293,335)           (508,224)       (1,489,528)
activities
Net cash from/(used in) financing         (66,675)      (269,485)         (473,068)             262,799         1,078,514
activities
Subscribers at end of period                   N/A      4,224,393         4,224,393           3,317,002         3,317,002
Monthly churn rate (%) (3)                     N/A            1.5               1.7                 1.8               1.6

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.0418 per $1.00, the Fixing Rate announced by the National Bank of Poland on June 28, 2002. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) Adjusted EBITDA consists of profit (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss). Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data

                                                                         At                         At
                                                                    June 30, 2002           December 31, 2001
                                                                                              (reclassified)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                                 $(1)            PLN               PLN
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                                               (in thousands)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
                                                              (unaudited)    (unaudited)       (unaudited)
International Accounting Standards
Long-term assets and deferred taxes                               1,585,707     6,409,109              6,376,728
Total assets                                                      1,794,974     7,254,926              7,217,453
Long-term   liabilities,   deferred  tax   liabilities  and       1,300,373     5,255,848
provisions                                                                                             5,350,528
Total liabilities                                                 1,523,939     6,159,455              6,221,708
Shareholders' equity                                                271,035     1,095,471                995,745

U.S. GAAP

Long-term assets                                                  1,566,423     6,331,167              6,419,219
Total assets                                                      1,841,787     7,444,133              7,470,922
Shareholders'  equity after cumulative effect on accounting
changes and extraordinary item                                      246,340       995,655                999,557


(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.0418 per $1.00, the Fixing Rate announced by the National Bank of Poland on June 28, 2002. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. On April 24, 2002, the President of URTiP (Office for Telecommunication and Post Regulation - "OTPR") announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007)

We started our activity using the Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launched two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000. We also use Tak Tak brand for our pre-paid services, which we believe has become a synonymous for pre-paid products in Poland.



         The following table sets forth key business indicators:

                                                   -----------------------------------------------------------------
                                                     Three months     Six months      Three months      Six months
                                                         ended           ended           ended             ended
                                                     June 30, 2002   June 30, 2002   June 30, 2001     June 30, 2001
                                                   -----------------------------------------------------------------
Subscribers:
Gross subscribers additions..................................458,015        883,780         399,704         807,938
Churn  rate (monthly average) (%)..............................  1.5            1.7             1.8             1.6
Net subscriber additions.....................................271,201        468,741         228,178         514,022
Total subscribers..........................................4,244,393      4,244,393       3,317,002       3,317,002
Of which:
   Post-paid subscribers...................................2,410,969      2,410,969       2,229,630       2,229,630
   Pre-paid subscribers....................................1,833,424      1,833,424       1,087,372       1,087,372
  Growth of total subscriber base in the preceding
  twelve months (%)                                               28             28              48              48
Traffic:
Average monthly minutes of use.................................  139            139             165             158
Average monthly number of SMSs.................................   15             16              11              11
Average monthly revenue per user .............................. 95.5           93.6           104.4           104.6
   Change from prior year (%)..................................(8.5)         (10.5)          (20.1)          (19.4)
Coverage of GSM cellular network in Poland:
   Geographical area covered (%)............................... 96.5           96.5            95.0            95.0
   Population covered (%)...................................... 99.5           99.5            99.0            99.0



Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with 4.24 million subscribers, a 36.4% share of the total Polish wireless market and a 41.1% share of the post-paid market, in each case, as of June 30, 2002. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network, distribution networks and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of June 30, 2002, our GSM network covered approximately 96.5% of the geographic area of Poland, representing approximately 99.5% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 22 dealers with 834 points of sale and more than 500 Authorized Business Advisors, a direct sales force of 112 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. The fluctuation of the exchange rate has an impact on our net profit line.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network (interconnect), including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

Our revenues depend on the number of subscribers, call volume (incoming and outgoing) and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services by 2005. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator at some time in the future.

The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

During the second quarter of 2002, we attracted 458,015 subscribers (gross adds) compared to 399,704 in the corresponding quarter of 2001, bringing the total number of subscribers at the end of June 2002 to 4.24 million. In comparison to the second quarter of 2001, the total subscriber base increased 28.0 percent to 4,244,393 from 3,317,002.

In the second quarter of 2002, we attracted 181,185 postpaid subscribers and 276,830 prepaid subscribers compared to 228,867 postpaid subscribers and 170,837 prepaid subscribers in the second quarter of 2001.

The increased proportion of prepaid users reflects the continuation of the trend first noted in the second quarter of 2001, whereby the deteriorating economic conditions and a growing acceptance of prepaid services, with no contractual obligations, is causing a slow-down in the growth of post-paid sales. During the second quarter of 2002, our postpaid subscribers increased to 2,410,969, a 8.1% increase from 2,229,630 at the end of the second quarter of 2001. Prepaid subscribers totaled 1,833,424 and represented 43.2% of all subscribers as of June 30, 2002, versus 1,087,372 and 32.8% as of June 30, 2001. This represents prepaid growth of 68.6% over the second quarter of 2001. Strong growth in our prepaid gross additions reflects increased focus on enlarging our exposure to the fastest growing market segment.

We estimate that the overall Polish wireless market grew by approximately 7.6% in the second quarter of 2002 to approximately 11.7 million subscribers, representing 30.2% market penetration.

During the last several quarters, the total Polish prepaid market grew much faster than the postpaid market with growth of 13.6% and 3.7% respectively in the three months ended June 30, 2002.

We  estimate  our  prepaid  and  postpaid  market  shares  at  31.6%  and  41.1%
respectively compared to 31.6% and 41.8% respectively at the end of the first quarter of 2002. The falling share in the postpaid market masks very satisfactory growth in the our base of business customers over the quarter, helping postpaid ARPU and churn statistics. We are continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of our retention offers.

Our subscriber base represents approximately 36.4% of the total wireless market, which continues to position us as the leader among wireless services providers in Poland. Through our higher than average exposure to postpaid subscribers and business customers, we aim to maintain a revenue market share in the 38-40% range.

Churn Rate

"Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the pre-existing stated policies of our competitors.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee approximately equal to the discount on the full cost of their handset or activation fee, if they cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

In the second quarter of 2002, the average monthly churn rate decreased compared to the second quarter of 2001 to reach 1.5%. The decrease of 0.3% compared to the first quarter of 2002 reflecting increased share of net additions in prepaid and lower postpaid churn, raised our share of net additions of total Polish market between the first and second quarter of 2002 from approximately 26.1% to approximately 30.7%. As a result, loss of market share slowed significantly.

In the three months ended June 30, 2002, the average monthly churn rate was 1.7% for postpaid customers and 1.3% for prepaid customers, compared with churn of 2.4% for postpaid subscribers and 0.5% for prepaid subscribers in the second quarter of 2001.

The  decreased  churn  rate  in the  postpaid  market  is  primarily  due to the attractive retention programs offered to our high ARPU subscribers. These loyalty programs were upgraded in the second quarter of 2002. We are continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers.

The increase in prepaid churn rate is due to a very low comparative base of churn in the second quarter of 2001, which was caused by extension of coupon validity to twelve months from six months in line with the practice of our competitors, which resulted in a six months disconnection-free period between December 2000 and May 2001. Our disconnections of pre-paid customers began to increase during the second quarter of 2001, as the disconnection-free period ended in May 2001.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The average monthly revenue generated by post-paid customer is on average 4 times higher than the revenue coming from pre-paid customer. The other strength of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages: acquisition costs are only approximately 15% of post-paid cost of acquisition, generation of cheap-to-supply off-peak traffic, high unit profit margins per minute and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes giving a low contribution per customer to cover fixed costs.

Our subscriber base currently consists of 42.3% of pre-paid subscribers. We expect the number of pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services and limit our scope to increase profit margins further.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of "machine to machine" or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

Tariff  pricing,  consisting  of the rates we charge  subscribers  for  airtime,
monthly  service  and  service   activation,   is  significantly   dependent  on
competitive factors. During the second quarter of 2002 we introduced a new tariff plan for pre-paid customers to make our offer more attractive for existing and potential customers. We offer eight post-paid tariff structures and three pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish wireless telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with Telekomunikacja Polska S.A. ("TPSA"), Polkomtel S.A, PTK Centertel Sp. z o.o., El-Net Sp. z o.o., Netia and other fixed-line operators.

Minutes of Use

The average number of Minutes of Use ("MoUs") per month in the second quarter of 2002 was 139 compared to 165 in the corresponding quarter of 2001. The average number of MoUs per month was 195 minutes for post-paid subscribers and 61 minutes for pre-paid subscribers compared to 202 and 84, respectively in the second quarter of 2001.

The slightly lower usage per customer in the three months ended June 30, 2002 when compared to the second quarter of 2001 results from reduced use of additional cheap or free minutes in promotional offers. The decrease in the pre-paid usage in the three months ended June 30, 2002, when compared to three months ended June 30, 2001 is a result of the strong increase of the number of pre-paid customer base in last twelve months, adding customers with lower propensity to consume services and thus lowering average usage.

Short Message Services

The average number of SMS was 15 messages per subscriber per month in the second quarter of 2002 compared to 11 in the second quarter of 2001. The average monthly number of SMSs was 17 SMSs per post-paid subscriber and 13 SMSs per pre-paid subscriber compared to 12 and 10, respectively in the three months ended June 30, 2001.

The increase in the quarter was primarily due to increased awareness about SMS services among our subscribers and the success of our marketing and promotional campaigns.

We believe that the number of SMSs will increase in future, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

For the quarter ended June 30, 2002 our overall monthly ARPU was PLN 95.5, a decrease from PLN 104.4 in the quarter ended June 30, 2001. The ARPU for post-paid customers and for pre-paid customers was PLN 137.1 and PLN 33.3 respectively, as compared to PLN 135.5 and PLN 37.1 for the second quarter of 2001.

Lower pre-paid ARPU was the result of dilution of average ARPU in the pre-paid segment as it grows strongly with successively lower ARPU from new users of mobile services. The stable ARPU for post-paid segment reflect increasing portion of business customers in our post-paid customer base and increasing revenues from non-voice services.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales
Our cost of sales includes:

     o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     o amortization and depreciation charges associated with licenses fees and fixed assets;

     o    other external  services and network  maintenance fees;

     o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     o commission payments to the dealers and sales force associated with subscriber acquisition; and o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

Prior to the issuance in May 1997 of the Interconnect Decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. On November 30, 2001, the OTPR lowered, by an average of 67% mobile to fixed interconnection charges. The interconnection charges were set by the Ministry of Telecommunication in 1998, and then continuously negotiated with TPSA, however with no success. In 2001, we requested OTPR to regulate the interconnection rates between us and TPSA. The decision is the result of our efforts and benefits all three mobile operators.

To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, and we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. The backbone network reduces, but does not eliminate, our need for leased lines and related fees, as our backbone network does not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect solely with TPSA to provide international connections.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the introduction of GPRS services in 2001 and expected introduction of UMTS services by the end of 2004, we expect to begin to incur significant additional costs of sales in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from commercial launch, amortization charges for the UMTS License.

Operating Expenses
Our operating expenses consist of:

     o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended June 30, 2002 and 2001

Net Sales

Total net sales increased by approximately 12.7% to PLN 1,195.1 million in the three months ended June 30, 2002 from PLN 1,060.1 million in the three months ended June 30, 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 14.9% to PLN 1,157.0 million in the three months ended June 30, 2002 from PLN 1,007.2 million in the three months ended June 30, 2001. Service revenues and fees represented 96.8% of total net sales in the second quarter of 2002 compared to 95.0% in the corresponding period of 2001.

The increase of service revenues and fees in the three months ended June 30, 2002 compared to the three months ended June 30, 2001 was due primarily to an increase in the number of subscribers of approximately 28.0%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase in service revenues and fees was partially offset by a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMSs in our monthly fee.

Additionally, we were able to record revenues coming from international calls originated outside Poland and terminated in our network, following the regulation issued by Office for Telecommunications Regulations on May 28, 2001. This regulation contributed 1.9% of total revenues in the three months ended June 30, 2002. This decision includes no rights to retrospective claims. Our revenues were also impacted by starting direct interconnect settlements with PTK Centertel. This agreement came into effect from mid of June 2002 and contributed 0.7% to the second quarter revenues.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 28.0% to PLN 38.1 million in the three months ended June 30, 2002 from PLN 52.9 million in the three months ended June 30, 2001. Revenues on sales of telephones and accessories represented 3.2% of total net sales in the three months ended June 30, 2002, compared to 5.0% in the three months ended June 30, 2001. This decrease in sales of telephones and accessories reflects increased proportion of pre-paid gross additions buying starters only (SIM card and activation with no handset).

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

Cost of Sales

Total cost of sales increased by 16.4% to PLN 721.0 million in the three months ended June 30, 2002 from PLN 619.6 million in the three months ended June 30, 2001. The growth in cost of sales was mainly driven by a 36.6% increase in depreciation and amortization. Other elements of cost of sales increased 9.1% over the second quarter of 2001.

Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 25.9% to PLN 492.8 million in the three months ended June 30, 2002 from PLN 391.5 million in the three months ended June 30, 2001.

     The increase in cost of services sold was primarily due to:

     o a 36.6% increase in depreciation and amortization charges to PLN 223.0 million in the three months ended June 30, 2002 from PLN 163.2 million in the second quarter of 2001;

     o an increase in other external services, resulting from higher IT costs due to additional technical assistance needs; and

     o an increase in interconnect expenses following a 28.0% increase in the subscriber base and introduction of interconnect agreement with PTK Centertel which took place in the mid of June 2002.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 0.2 million, or 0.1%, to PLN 228.2 million in the three months ended June 30, 2002 from PLN 228.0 million in the three months ended June 30, 2001. Despite a 14.6% increase in gross subscriber additions and the increasing number of phones subsidized in retention activities, costs were flat due to a shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter SIM cards packs and away from prepaid handset sales.

Gross Margin

Gross margin was PLN 474.1 million, or 39.7% in the three months ended June 30, 2002, compared to PLN 440.5 million, or 41.6% in the three months ended June 30, 2001. The increase in gross margin in absolute terms in the three months ended June 30, 2002 compared to the three months ended June 30, 2001 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales partially offset by higher amortization and depreciation charges and retention expenses.

Operating Expenses

Operating expenses increased by 10.0% to PLN 208.6 million in the three months ended June 30, 2002 from PLN 189.7 million in the three months ended June 30, 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 12.3% in the three months ended June 31, 2002 from 14.2% in the three months ended June 30, 2001. In absolute terms, selling and distribution costs decreased by 2.7% to PLN 146.4 million in the three months ended June 30, 2002 from PLN 150.4 million in the three months ended June 30, 2001. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

The decrease in selling and distribution costs in absolute terms in the three months ended June 30, 2002 compared to the three months ended June 30, 2001 was primarily due to decrease in advertising costs and bad debt expenses. Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, we have managed to significantly reduce our bad debt expense as a percentage of revenues to 0.4%. This compares to bad debt expense of 2.0% in the second quarter of 2001. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers. During the quarter PLN 21.5 million were written back to income as collection rates are better than predicted when the provision was made. New bad debt provisions are being calculated using revised ratios based on the stronger collection performance with the effect from the second quarter of 2002.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 5.2% and 3.7% in the three months ended June 30, 2002 and 2001, respectively. Administration and other operating costs increased by approximately 58.6% to PLN 62.3 million in the three months ended June 30, 2002 from PLN 39.3 million in the three months ended June 30, 2001. The strong increase over the second quarter of 2001 was a result of revenues coming from the one time settlement of PLN 4.7 million with vendors booked in the administration and operating expenses that positively impacted the second quarter 2001 numbers.

Operating Profit

Due to the above factors, operating profit was PLN 265.5 million and PLN 250.8 million for the three months ended June 30, 2002 and 2001, respectively, and operating margin was 22.2% and 23.7% in the three months ended June 31, 2002 and 2001, respectively.

An increase of 38.2 percent in depreciation and amortization was the key cost driver and includes PLN 67.7 million, or 56.3% of the total change, that relates mainly to the management's decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software, effective from the beginning of 2002.

Financial Expenses

Foreign exchange differences, interest expense and other financial losses resulted in a net financial expense of PLN 232.9 million in the three months ended June 30, 2002 compared to the net financial gain of PLN 13.9 million in the second quarter of 2001.

For the three months ended June 30, 2002, net interest expense was PLN 101.5 million, compared to PLN 117.7 million a year ago, mainly due to the decline in level of debt together with decline in Zloty and Euro interest rates partially offset by weaker Zloty exchange rates reducing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net1 for the three months ended June 30, 2002, was PLN 35.5 million.

The depreciation of the local currency against Euro (11.3 percent) and appreciation against U.S. dollar (2.2 percent) during the quarter, resulted in a net foreign exchange loss of PLN 155.3 million, compared to a net foreign exchange gain of PLN 144.92 million for the second quarter of 2001. Gross foreign exchange losses in the second quarter of 2002 totaled PLN 233.5 million of which PLN 77.8 million was capitalized leaving a P&L foreign exchange loss of PLN 155.7 million. Offsetting hedging gains3 net, were PLN 76.4 million.

Net foreign exchange loss includes a net loss of PLN 1.7 million that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

During the quarter,  the Company also recognized other financial gain net of PLN
23.8 million compared to other financial loss net of PLN 13.33 million in the second quarter of 2001. Other financial gain net for the quarter results from:
PLN 34.0 million gains, net on the realization and fair valuation of forward contracts and ineffective part of cross currency swaps, PLN 0.7 million gain net, on fair valuation of derivatives embedded in the finance lease, rentals and other trade contracts offset by a loss of PLN 10.9 million relating to the fair valuation of call options embedded in our Existing Notes.

Other financial gain net included a net gain of PLN 7.7 million that relates to the realization of derivative transactions, mainly initiated to offset foreign currency and interest rate exposures.

We are managing our foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.


--------------------------------------------------------------------------------


1 Cash interest paid, net consists of interest paid excluding interest on licenses and Notes.

2 This number differs from the number stated in the press release for the second quarter of 2001 as PTC reclassified expenses arising from realization and valuation of forward transactions from foreign exchange losses to other financial expenses.

3 Hedging gains net, include: PLN 34.0 million of P&L gains net relating to realization of forward transactions, fair valuation of forward transactions and ineffective part of cross currency swaps and PLN 42.4 million of increase in fair value of effective cross currency swap hedging instruments, which net of tax are presented in equity.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 32.5 million for the three months ended June 30, 2002, compared to a profit before taxation of PLN 264.7 million for the three months ended June 30, 2001. For the three months ended June 30, 2002, we had a tax charge of PLN 19.3 million compared to a tax charge of PLN
49.4 million for the three months ended June 30, 2001.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, and are the most significant component of the total deferred tax liability, net, of PLN 93.3 million as of June 30, 2002, as compared to a deferred tax liability, net, of PLN 52.1 million as of December 31, 2001.

Results of Operations for the six months ended June 30, 2002 and 2001

Net Sales

Total net sales increased by approximately 13.7% to PLN 2,321.2 million in the six months ended June 30, 2002 from PLN 2,041.2 million in the six months ended June 30, 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 15.2% to PLN 2,230.2 million in the six months ended June 30, 2002 from PLN 1,935.6 million in the six months ended June 30, 2001. Service revenues and fees represented 96.1% of total net sales in the first half of 2002 compared to 94.8% in the corresponding period of 2001.

The increase of service revenues and fees in the six months ended June 30, 2002 compared to the six months ended June 30, 2001 was due primarily to an increase in the number of subscribers of approximately 28.0%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase of service revenues and fees was partially offset by a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee.

Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the regulation issued by Office for Telecommunications Regulations on May 28, 2001. This regulation contributed 1.9% of total revenues in the six months ended June 30, 2002. This decision includes no rights to retrospective claims. We also recorded revenues coming from interconnect agreement with PTK Centertel launched in the mid of June.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 13.8% to PLN 91.1 million in the six months ended June 30, 2002 from PLN 105.6 million in the six months ended June 30, 2001. Revenues on sales of telephones and accessories represented 3.9% of total net sales in the six months ended June 30, 2002, compared to 5.2% in the six months ended June 30, 2001. This decrease in sales of telephones and accessories reflects a decreasing proportion of pre-paid bundled packs among gross additions of subscribers.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

Cost of Sales

Total cost of sales increased by 13.7% to PLN 1,408.5 million in the six months ended June 30, 2002 from PLN 1,239.0 million in the six months ended June 30, 2001. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 22.1% to PLN 939.3 million in the six months ended June 30, 2002 from PLN 769.3 million in the six months ended June 30, 2001.

     The increase in cost of services sold was primarily due to:

     o a 35.1% increase in depreciation and amortization charges to PLN 432.2 million in the six months ended June 30, 2002 from PLN 319.8 million in the six months ended June 30, 2001;

     o an increase in external services resulting from higher IT costs due to additional technical assistance needed; and

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

The increase in cost of services sold was partially offset by a 49.7% decrease in leased line expenses to PLN 22.1 million in the six months ended June 31, 2002 from PLN 43.9 million in the six months ended June 30, 2001. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories decreased by PLN 0.5 million, or 0.1%, to PLN 469.2 million in the six months ended June 30, 2002 from PLN 469.7 million in the six months ended June 30, 2001. The decrease in the cost of telephones and accessories is the result of the shift towards pre-paid among our gross additions, who generally tends to buy less sophisticated, cheaper handsets, partially offset by expansion of our retention program to subsidize replacement terminals for our high ARPU customers in exchange for prolongation of their subscription agreements.

Gross Margin

Gross margin was PLN 912.8 million, or 39.3% in the six months ended June 30, 2002, compared to PLN 802.3 million, or 39.3% in the six months ended June 30, 2001. The absolute increase in gross margin in the six months ended June 30, 2002 compared to the six months ended June 30, 2001 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

Operating expenses increased by 0.5% to PLN 398.6 million in the six months ended June 30, 2002 from PLN 396.5 million in the six months ended June 30, 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 12.2% in the six months ended June 30, 2002 from 15.2% in the six months ended June 30, 2001. In absolute terms, selling and distribution costs decreased by 8.5% to PLN 282.9 million in the six months ended June 30, 2002 from PLN 309.3 million in the six months ended June 30, 2001. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The decrease is also a result of a fall in the bad debt expenses level which as a percentage of revenues decreased to 1.0% in the six months ended June 30, 2002 from 2.3% in the six months ended June 20, 2001.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 5.0% and 4.3% in the six months ended June 30, 2002 and 2001, respectively. Administration and other operating costs increased by approximately 32.8% to PLN 115.8 million in the six months ended June 30, 2002 from PLN 87.2 million in the six months ended June 30, 2001. The increase over the six months ended June 30, 2001 was mainly a result of revenues coming from the one time settlement of PLN 4.7 million with vendors booked in the administration and operating expenses that positively impacted the second quarter 2001 numbers.

Operating Profit

Due to the above factors, operating profit was PLN 514.2 million and PLN 405.8 million for the six months ended June 30, 2002 and 2001, respectively, and operating margin was 22.2% and 19.9% in the six months ended June 30, 2002 and 2001, respectively.

Financial Expenses

Foreign exchange losses, interest expense and other financial losses resulted in a net financial expense of PLN 414.8 million in the six months ended June 30, 2002 compared to the net financial gain of PLN 0.2 million in the first half of 2001.

For the six months ended June 30, 2002, net interest expense was PLN 209.1 million, compared to PLN 235.3 million in the first half of 2001, mainly due to the decline in Zloty and Euro interest rates partially offset by weaker Zloty to Euro exchange rates reducing the Zloty equivalent of foreign currency interest payments coupled with reduced debt level.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currencies. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. The depreciation of the local currency against both Euro (13.8 percent) and U.S. dollar (1.4 percent) during the six months ended June 30, 2002, resulted in a net foreign exchange loss of PLN 271.9 million, compared to a net foreign exchange gain of PLN 263.2 million for the six months ended June 30, 2001.

Net foreign exchange loss for the six months ended June 30, 2002 includes a loss of PLN 11.4 million that relates to realized transactions; and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currency.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the six months ended June 30, 2002, we also recognized other financial gain net of PLN 66.2 million compared to other financial loss, net of PLN 27.7 million in the first half of 2001, resulting mainly from gains on the fair value valuation of forward contracts and derivatives embedded in our Existing Notes and trade contracts.

Other financial gain net for the six months ended June 30, 2002 included a gain of PLN 22.9 million that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 13.2 million relating to the fair value valuation of call options embedded in our Existing Notes. The remaining part relates to the fair value valuation of other derivative instruments and forward contracts.

We are managing our foreign exchange and interest rate risks through a hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward exchange rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 99.4 million for the six months ended June 30, 2002, compared to a profit before taxation of PLN 406.0 million for the six months ended June 30, 2001. For the six months ended June 30, 2002, we had a tax charge of PLN 33.9 million compared to a tax charge of PLN 53.9 million for the six months ended June 30, 2001.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, and are the most significant component of the total deferred tax liability, net, of PLN 93.3 million as of June 30, 2002, as compared to a deferred tax liability, net, of PLN 52.1 million as of December 31, 2001.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the six months ended June 30, 2002. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, particularly labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     o    capital   expenditures  for  existing  and  new  network   operations,
          including significant UMTS network build-out costs as we are obliged to start services under the UMTS standard in 2004;

     o payment of license payables, including significant UMTS License payables starting in 2005;

     o    debt service requirements relating to existing debt; and

     o    UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

Primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;

     o    financing from banks;

     o    financing from the issuance of Senior Subordinated Guaranteed Notes;

     o    vendor financing.

As of June 30, 2002, the undrawn amount under the Bank Credit Facilities totaled
(euro)487.1  million  (which  represents  approximately  69.6% of the total Bank
Credit Facilities). During the second quarter of 2002, we repaid PLN 270.0 million under the Bank Credit Facilities.

On March 4, 2002 we entered into an overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002. As of June 30, 2002, the facility was fully utilized.

The original Bank Credit Facilities agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, we have renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly and amendments to contract were signed in June 2002. Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call 50.15% of the 10 3/4% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed are chosen by a random selection (by-a-lot redemption).

We expect to continue to rely upon the above sources of liquidity and capital resources in the future. Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide  us with the  financing  we require  to fund our  operations.  We cannot assure, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, and capital expenditures required to further build out our GSM and UMTS networks, as well as our revenues and expenses involved in our operations will depend on a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o    cost of new network equipment and maintenance of our networks;

     o    regulatory changes; o currency exchange rate fluctuations;

     o    the availability and terms of vendor financing;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

As our capital expenditure and operating expenses are linked to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 744.7 million in the six months ended June 30, 2002 compared to PLN 478.2 million in the six months ended June 31, 2001. Non-cash provisions and net non-operating items for the same periods were PLN 917.5 million and PLN 377.3 million, respectively. These principally reflect depreciation, amortization, charge to provision and write-offs of doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash from working capital items was PLN 2.5 million in the six months ended June 30, 2002, compared to net cash from working capital items of PLN 25.3 million in the six months ended June 30, 2001.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 293.3 million in the six months ended June 30, 2002 compared to PLN 1,489.5 million in the same period of 2001. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 313.4 million in the six months ended June 30, 2002 and PLN 723.6 million in the corresponding period of 2001. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of normal credit terms received from our infrastructure suppliers, and due to interest and foreign exchange gains and losses capitalization.

Increases in Tangible Fixed Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Increases in tangible fixed assets, for the six months ended June 30, 2002 totaled approximately PLN 232.4 million, 54.6% less than in the previous year. The growth in subscribers numbers necessitates capital expenditures on the network infrastructure as well as on quality rollout activity, however an increasing proportion of pre-paid subscribers, who tend to call more often in the off-peak hours, enables us to improve our network utilization and decreases the need for new capital expenditures on network infrastructure.

Capital Expenditure for Intangible Fixed Assets

We had no license payments due during the six months ended June 30, 2002. In the six months ended June 30, 2001, we paid (euro)166.0 million for our UMTS License and (euro)56.1 million for our GSM 900 License.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 473.1 million in the six months ended June 30, 2002, compared to net cash from financing activities of PLN 1,078.5 million in the corresponding period of 2001. The 2002 amount reflects the partial repayment of the Bank Credit Facilities and the amount for 2001 reflects additional net proceeds from the 10 7/8% Notes issuance and Bank Credit Facilities partially utilized in 2001, offset by the repayment of 1997 Bank Credit Facility.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and possibly longer, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

We expect our capital expenditures to total approximately PLN 4.2 billion between 2003 and 2005.

We are required to pay the equivalent of (euro)16.7 million for the GSM 1800 License in the third quarter of 2002 and (euro)390 million for the UMTS License over the period from 2005 to 2022.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

     o certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN4.0418, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on June 28, 2002; and

     o certain Euro amounts into Zlotys at the rate of (euro)1.00 = PLN4.0091, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on June 28, 2002.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar or Euro amounts or could be, or could have been, converted into U.S. dollars or Euro at the rates indicated or at any other rate.

Qualitative Information About Market Risk

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The
Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained at acceptable cost. We may seek to cover individually identified Uncomitted Exposures providing they are in compliance with the Hedging Policy and constitute integral part of annually accepted hedging strategy.

Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

The foreign exchange risk management transactions may be undertaken using the following instruments:

        o     forward and Non Deliverable Forward transactions;
        o     currency swaps;
        o     cross-currency interest rate swaps; or
        o     FX options.

Interest Rate Risk

We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

        o     the 10 3/4% Notes for the total face value of U.S.$253,203,000
        o     the 11 1/4% Notes for the total face value of U.S.$150,000,000
        o     the 11 1/4% Notes for the total face value of(euro)300,000,000
        o     the 10 7/8% Notes for the total face value of(euro)200,000,000

Debt liabilities based on floating interest rate are our Bank Credit Facilities for the total bank commitments of (euro)700 million of which (euro)387.5 million is available in Zloty and (euro)312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates which would result in higher financing costs as well as a risk of decrease in short-term interest rates which may result in a decrease in returns on short-term investments. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase in financing costs versus market yields. We are protected against such a scenario by series of call options embedded into Existing Notes. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

Our interest rate exposure is managed by:

     o    diversifying the maturity periods of investments and borrowings;

     o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     o varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

     o    forward rate agreements (FRAs);

     o    interest rate swaps;

     o    interest rate options (caps, floors, collars).

In the first quarter of 2002, we entered into interest rate hedging transactions. For the first time we decided to cover our interest rate exposure through 12 forward rate agreements. We did not enter into new forward rate agreements during the second quarter of 2002.

Credit Risk

Commercial Credit Risk.

We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with Telekomunikacja Polska S.A.

Financial Credit Risk.

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

We are continuously focused on further limitation of foreign exchange and interest rate fluctuations in our financial results and cash flows. In order to complete this task we plan to spread the short-term transaction exposure hedging over the coming year while maintaining the hedge coverage of the long-term financial cash flows at least at its current level. Additionally we plan to continue our efforts to reduce our foreign currency debt utilizing for this purpose Zloty financing facilities.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities (which as of March 8, 2001, replaced the 1997 Bank Credit Facility), the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, it is the source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The drawn down portion of the Bank Credit Facilities as at June 30, 2002 consisted of a Zloty tranche of PLN 724.6 million at the rate of WIBOR plus an agreed margin under the (euro)550 Million Bank Credit Facility and a Zloty tranche of PLN 40.0 million at the rate of WIBOR plus agreed margin under
(euro)150 Million Bank Credit Facility.The multicurrency tranche of any of the Bank Credit Facilities was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches, plus applicable margins in the case of both Bank Credit Facilities. The table below presents principal and interest payments on the Bank Credit Facilities as at June 30, 2002. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as of June 30, 2002, plus an agreed margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)


(euro)550  Million     2002       2003      2004      2005       2006      Thereafter     Total         Fair  Value
Bank       Credit                                                                                       06/30/02
Facility

Variable      Rate    58,406    78,327     78,327   589,230    187,709          -        991,999        743,822(1)
(PLN)

Weighted Average Effective Interest Rate 10.81%

(euro)550  Million
Bank       Credit
Facility

Variable      Rate     2,753     4,728      4,728     4,728      4,728     41,182         62,847         40,389(1)
(PLN)



Weighted Average Effective Interest Rate 11.82%

(1)  Includes principal and interest accrued as of June 30, 2002.



The fair value of variable rate long-term debt presented in all tables normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in all tables is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

In order to reduce interest rate exposure arising from floating interest rate on PLN tranche of Bank Credit Facilities we entered in February 2002 into 12 forward rate agreement transactions each hedging interest payments on a nominal amount of PLN 100.0 million. These transactions cover part of the future interest payments during the interest period lasting from April 2002 to February 2003. Although the transactions were concluded in order to manage interest rate risk they are presented in accounting statements as held for trading purposes due to restrictive administrative regulations necessary for Hedge Accounting under IAS 39. As of June 30, 2002 eight forward rate agreement transactions were still open and their fair value of PLN 0.7 million was presented under short-term investments and other financial assets in the balance sheet.

Foreign Currency Risk

As of June 30, 2002 approximately 83% of our total financing debt was denominated in foreign currencies (Euro and U.S. dollar). The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, the 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses which are linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets and network equipment, which are generally denominated and/or linked to the Euro or the U.S. dollar. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these foreign currencies against the Polish Zloty.

In order to manage the volatility relating to our more significant short-term market risks (cash outflows), we entered into number of hedging transactions, including forward foreign currency exchange contracts, Non Deliverable Forward exchange currency contracts, foreign currency options and cross-currency interest rate swaps. A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve Hedge Accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Foreign Currency Obligations

The table below summarizes, as of June 30, 2002 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN4.0418 per U.S.$1.00 and PLN4.0091 per (euro)1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)


                            2002       2003       2004       2005       2006    Thereafter     Total        Fair   Value
                                                                                                            06/30/02
Fixed interest rate (Euro)
GSM 1800 License           67,014          -          -          -          -           -       67,014         66,125
UMTS License                    -          -          -     60,137     60,137   1,443,276    1,563,550        432,630
10 7/8 Notes               43,599     87,198     87,198     87,198     87,198     954,416    1,346,807        852,938(2)
11 1/4 Notes               67,654    135,307    135,307    135,307    135,307   1,608,654    2,217,536      1,247,812(2)
Fixed interest rate (U.S.$)
10 3/4 Notes                    -    110,015    110,015    110,015    110,015   1,133,411    1,573,471      1,050,457(2)
11 1/4 Notes               34,103     68,205     68,205     68,205     68,205     810,886    1,117,809        628,078(2)
Headquarters
Lease (1)                  15,821     32,592     33,570     34,577     35,614     303,933      456,107        225,118

Total                     228,191    433,317    434,295    495,439    496,476   6,254,576    8,342,294      4,503,158


(1)  Includes index swaps embedded in the lease contract.

(2)  Includes  principal  and  interest  accrued  as of June 30,  2002.

Hedging Transactions

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of
(euro)375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11 1/4% Notes and 50% of the coupon payments on the 10 3/4% Notes and the U.S. dollar portion of 11 1/4% Notes.

As of June 30, 2002, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 85.7 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and, as the transactions were measured to be fully effective, we presented the negative fair value in the amount of PLN 62.7 million (net of deferred tax effect) as other reserve capital in equity. Additionally, PLN 3.8 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

Additionally, in 2001, we entered into number of forward and Non Deliverable Forward transactions to offset estimated foreign exchange exposure on some of our operating and financing activities. As at June 30, 57 of forward transactions for the notional amount of (euro)125 million and U.S.$50 million were open. We did not enter into any new forward transactions during the six months ended June 30, 2002.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions and these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open transactions as of June 30, 2002, amounted to a liability of PLN 15.8 million and they were presented under current liabilities in our Financial Statements.

The  table  below  provides   information  about  foreign  currency   derivative
instruments as of June 30, 2002.

Derivative instruments subject to foreign exchange risk (in thousand PLN)



                           2002       2003       2004       2005       2006    Thereafter     Total        Fair   Value
                                                                                                            06/30/02
Foreign currency forward contracts
Buy      Euro/sell         (7,283)         -          -          -          -         -        (7,283)       (5,791)
PLN(1)
Buy  U.S.$/   sell        (10,455)         -          -          -          -         -       (10,455)      (10,046)
PLN(1)
Total                     (17,738)         -          -          -          -         -       (17,738)      (15,837)
Cross currency interest rate swaps
Receive      fixed        (10,928)   (22,161)   (22,524)   (22,006)   (22,592)  (20,704)     (120,915)      (33,158)
EUR,   pay   fixed
PLN(1)
Receive      fixed         (5,082)   (22,876)   (23,207)   (22,902)   (10,095)  (10,148)     (94,310)       (52,531)
USD,   pay   fixed
PLN(1)
Total                     (16,010)   (45,037)   (45,731)   (44,908)   (32,687)  (30,852)     (215,225)      (85,689)



(1) Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

Other hedging activities

To reduce the level of foreign currency exposure resulting from the Notes, we placed in escrow accounts a portion of the net proceeds of the 11 1/4% Notes. The last payment from the escrow account was made on June 1, 2002. Starting from that date all coupons on 11 1/4% Notes became cash payable.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward indFuction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

As of June 30, 2002, we recognized the fair value of options of PLN 96.1 million and presented them as long-term financial assets in the balance sheet.

Part II. Other Information

Item 1. Legal proceedings

None

Item 2. Material contracts

None

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KRS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet - related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network. This network was launched six months later in August 1996 and services were offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band. We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license, which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the launch date to January 1, 2005. On April 24, 2002, the President of OTPR announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007).

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

Recent Development of the Company

On March 4, 2002 we entered into overdraft facility agreement with Deutsche Bank Polska. The facility totals Euro 5.0 million and is available till October 30, 2002.

In late March 2002, BRE Bank, a leading Polish bank, announced that it was entering into a joint venture with the Dutch-based joint venture firm Eastbridge in order to acquire 49% of the shares of Elektrim Telekomunikacja that Elektrim currently owns. This announcement further stated that BRE Bank would look to consolidate its stake with the stake announced to be purchased by the consortium led by Citigroup Investments with a view to selling Elektrim Telekomunikacja to a third party. No further announcements have been made.

During 2001, we signed two credit agreements totaling (euro)700.0 million with a Bank Consortium lead by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, we has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly. Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call 50.15% of the 10 3/4% Notes, a principal amount of US$ 126,988,000 of its aggregated US$ 253,203,000 due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed are chosen by a random selection (by-a-lot redemption).

On April 24, 2002, the President of OTPR announced its long-awaited decision regarding the launch of UMTS services. According to the new decision all operators are required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Accordingly, coverage requirements have also been deferred and the operators are required to cover 20 percent of population by the end of 2005 (previously 2004) and 40 percent of the population by the end of 2008 (previously 2007).

In the beginning of August 2002, the President of OTPR decided to start investigation to asses whether the three Polish mobile operators shall be named "significant market" player or not. There are few criteria which must be met by the operator to be named significant market player. The significant market players will have to bear further obligations.

During the first quarter of 2002, we launched several new services, including new games on the WAP and SMS platforms as well as new information services (Winter Olympic Games). We also launched a new service called "Icons and ring-tones" through which subscribers are able to download a variety of background icons and ring tones to their mobile phones or send them as a present. We also introduced a new way to recharge the prepaid cards - through the credit card payment terminals used by different points of sales around the country. The payment for the recharge may be made either by credit card or in cash.

On July 5, 2002, Standard & Poor's affirmed its long-term double-'B' corporate credit ratings on us, following a review of the Company. The outlook is stable.

During the second quarter we introduced several new products for both post paid and pre paid customers. Starting from July 1, 2002 we introduced roaming for our pre-paid customers, which enables prepaid customers to easily generate and receive calls and SMSs outside Poland. We also introduced a new pre-paid tariff to make our pre-paid offer more attractive. We also introduced business infoline for our business customers. Business clients using business infoline product are allocated numbers in the format of 801xxxxxx or *81xxxxxx. Charges of all calls to these numbers generated in our network or fixed line network are split between an owner of the line and a calling party. We also introduced a new product for our business segment - Transfera - which allows customers to access virtual mobile network for data transfer purposes, mobile access to local Lan networks, Management Support Systems (SAP, CRM, etc.) and mail.

In June 2002, we introduced Multimedia Messaging Service (MMS) for our post-paid customers.

        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)





By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General





By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales





By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance




August 14, 2002